82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

April 8, 2002

02028337

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 APR -9 AM 9:55

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

P

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 4/30

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On April 1, 2002, the Company published in the *Bulletin des Annonces Legale Obligatoires*, a French journal of legal notices, its notice (*avis de reunion)* of the Ordinary and Extraordinary Shareholders Meeting of the Company to be held on May 21, 2002. The notice included an agenda, the time and place of the meeting and the shareholder resolutions to be voted on at the meeting. As the notice was published in the French language only, a copy is not being furnished.

2. On April 4, 2002, the Company issued a press release relating to Standard & Poors' ratings of the Company's short-term and long-term debt. A copy of the English version of this press release is attached as Appendix A to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

PINAULT
PRINTEMPS-REDOUTE

Paris, April 4th, 2002

PRESS RELEASE

Standard & Poors Ratings

Further to its press release on January 17, 2002, placing Pinault-Printemps-Redoute under « Credit watch » with negative outlook, Standard & Poors has decided to waive the credit watch and to bring down Pinault- Printemps-Redoute ratings to BBB minus on the long term debt and to A3 on short term debt. Pinault-Printemps-Redoute rating remains investment grade .

This decision, without surprise, results primarily from the deterioration of the trading environment in 2001, in particular in the United States, and from its consequences on the Group's accounts. The effect of this new rating on Pinault-Printemps-Redoute's financial result in 2002 should not exceed 15 million euros.

As a reminder of the Group's strong positions, Standard & Poors has in particular underlined « (...) PPR's ratings are underpinned by its above average business profile which is function of the group's scale; very substantial business and geographic diversity; successful decentralized management organisation and the well-established positions of all major operating subsidiaries, reactivity made possible by this management structure is a key advantage (...) ».

On the other hand, Pinault-Printemps-Redoute, which enjoys an important financial flexibility, intends to pursue its cost reduction programme, the selectivity of its investments with the view to constantly improve its return on capital employed.

CONTACTS

- **Analysts** : David Newhouse - 00.33.1.44.90.63.23
  Alexandre de Brettes - 00.33.1.44.90.61.49
- **Press** : Laetitia Olivier - 00.33.1.44.90.63.80